UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Contact:

Investor Relations
Creo Products Inc.
Vancouver, Canada
Tel: +1-604-451-2700
Email: IR@creo.com

FOR IMMEDIATE RELEASE

CREO ANNOUNCES SECOND QUARTER FISCAL 2001 RESULTS
New Creo Board Appointments

Vancouver, BC, CANADA (May 3, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today announced financial results for the quarter ended March 31, 2001 reported in U.S. dollars.

For the second fiscal quarter of 2001, Creo achieved revenues of $172.9 million, compared to $63.3 million in the second quarter of fiscal 2000. This increase was primarily the result of the Company's April 2000 acquisition of the prepress division of Scitex Corporation Ltd. Adjusted earnings for Creo were $12.8 million or $0.25 per share (diluted) excluding the effect of business integration costs of $5.2 million and goodwill and other intangible assets amortization of $18.0 million. This compares to the net income of $7.1 million or $0.20 per share (diluted) for the same period a year ago. The second fiscal quarter revenue and adjusted earnings reported today were in line with the forecasted target given in the first fiscal quarter. Under Canadian GAAP, Creo reported a loss of $9.9 million or $0.20 per share (diluted) and under U.S. GAAP the Company recorded a loss of $8.9 million or $0.18 per share (diluted) for the second fiscal quarter.

In April 2001, Creo marked the first year since the creation of CreoScitex, its principal operating division. Now the largest independent prepress provider, CreoScitex is a world leader in digital imaging solutions for the digital prepress and printing industry.

"We are very proud of the achievements over the last year, as we revamped and integrated the largest product line in the business. Gross margins on our products have improved over the last two quarters. We have by far the strongest team in the industry, with a clear idea of where we want to go and how to get there. And we've brought to market some significant new products that show the best of the combined heritage." stated Amos Michelson, Chief Executive Officer of Creo, "In the coming quarters, we will continue our focus on providing systems that drive our customers' success and achieving operational excellence in all areas of the Company. In the last quarter we are particularly proud of the increase in gross margins in a very competitive environment."

For six months ended March 31, 2001, Creo achieved revenues of $343.3 million, compared to $117.4 million in the six months ended March 31, 2000. This increase was primarily the result of the Company's April 2000 acquisition of the prepress division of Scitex Corporation Ltd. Adjusted earnings for Creo were $22.8 million or $0.45 per share (diluted) for the six months ended March 31, 2001 excluding the effect of business integration costs of $11.9 million and goodwill and other intangible assets amortization of $37.2 million. This compares to net income of $12.4 million or $0.35 per share (diluted) for the same period a year ago. Under Canadian GAAP, Creo recorded a loss of $23.6 million or $0.49 per share (diluted) and under U.S. GAAP the Company reported a loss of $21.1 million or $0.44 per share (diluted) for the six months ended March 31, 2001.

FINANCIAL HIGHLIGHTS

  Gross margins increased to 44 percent in the second fiscal quarter from 42 percent in the first fiscal quarter.

  Accounts receivable reduced by $21.9 million or 12 percent in the last two quarters.

  Days sales outstanding decreased by 12 percent to 81 days in the second fiscal quarter from 91 days in the first fiscal quarter.

  Inventories decreased by $30.9 million or 22 percent in the last two quarters.

  Cash position increased by almost $20 million or over 40 percent in the previous two quarters.

"This quarter, Creo showed improved financial performance in a challenging economic climate," stated Michael Graydon, Chief Financial Officer of Creo. "So far this fiscal year, we have made significant improvements, especially in accounts receivable and inventory levels. These enhanced operational efficiencies are the result of the successful cooperation of our entire worldwide team."

PRODUCT HIGHLIGHTS

During the quarter, Creo continued to apply its key strengths in thermal imaging and software systems, targeting several new market areas, including the large and growing creative professional market.

  CreoScitex celebrated 12 Months of Innovation at Seybold Boston 2001 in April 2001 by announcing new and exciting digital tools for graphic arts creative professionals:

  InSite, an integrated suite of internet collaborative tools for printers and print buyers;

  Synapse™, a tool that enables one-button creation of trustworthy PDF files within the creative desktop;

  Pagelet™, a new plug-in for Adobe® Acrobat® that assembles PDF partial pages exported to PDF from a variety of sources; and

  Leaf™ Digital Large Format, a fully integrated solution for large format cameras, offering photographers a highly flexible and cost-effective solution for leveraging their existing equipment.

  Shipments of the Lotem™ 800 Quantum began on schedule this quarter and the product has been extremely well received by customers. This breakthrough 8-page computer-to-plate device combines the best of the two most accepted and advanced CTP product lines. It features the automation of the Lotem CTP systems and the speed and unsurpassed quality of the SQUAREspot™ thermal imaging of the Trendsetter®.

  CreoScitex's Digital Printing Group announced the release of the Spire™ CSX2000 at the On Demand Digital Printing and Publishing Exposition in February. These Spire servers drive the Xerox® DocuColor® 2045 and 2060 color digital printers at printer-rated speed. The Digital Printing Group also reported that its Variable Information Partner program, announced at Drupa 2000, is continuing to thrive and expand.

  CreoScitex signed an OEM agreement to supply SQUAREspot™ thermal imaging heads to Think Laboratory of Tokyo, Japan for the production of cylinders used in prepress for gravure printing in the packaging industry. Think Laboratory produces Japan's most popular fully automated gravure cylinder preparation systems, adopted by 90 percent of the Japanese prepress packaging industry.

  CreoScitex entered into a European partnership with Imation, a leading worldwide supplier of digital proofing systems, as a reseller of CreoScitex Proofsetter™ Spectrum proofing devices. Both parties have agreed to the European distribution agreement, which authorizes Imation to sell the market leading Proofsetter Spectrum with related workflow throughout most countries in Europe.

"We maintain our commitment to long-term technological leadership and innovation," continued Mr. Michelson, "and will continue the current level of research and development funding to ensure it into the future. We expect new and enhanced products to be launched into the commercial and publication printing, packaging, creative professional and newspaper markets over the next 12 months."

2001 OUTLOOK

The following forward-looking statements are projections based on numerous assumptions, which Creo cannot control and which may not develop as Creo expects. Consequently actual results may differ materially from the projections made here. Please refer to the notice regarding forward-looking statements below.

For the third quarter ended June 30, 2001, Creo expects revenue between $170 and $173 million, adjusted earnings between $11.0 and $13.0 million and adjusted earnings per share between $0.22 and $0.26. For the fiscal year ended September 30, 2001, the Company is targeting revenue in the range of $675 to $700 million, adjusted earnings of $47.5 to $52.5 million and adjusted earnings per share of $0.94 to $1.04. The adjusted earnings exclude business integration costs and goodwill and other intangible asset amortization.

"We feel that this projection of a stable business underlines Creo's strength in an uncertain business climate." Mr. Michelson stated, "We are putting in place all the resources and tools to ensure significant growth for the Company as the overall market conditions improve."

BOARD APPOINTMENTS

Creo also announced that Charles Young joined Yoav Chelouche as Co-Chair of the Board of Creo. Mr. Young, who has been on Creo's Board since September 1999, replaced Raffi Amit as Co-Chair who left the Board in February 2001. In addition, Creo announced the appointment of Meir Shannie, CEO and President of Clal Industries and Investments Ltd, to the Creo Board of Directors. Mr. Shannie succeeded Rimon Ben-Shaoul, who stepped down from the Creo Board following his appointment as Co-Chairman and President of Koonras Technologies Ltd.

CONFERENCE CALL

The Creo management team will hold a conference call today, May 3, 2001, at 5:00 p.m. Eastern Time to review second quarter fiscal 2001 results and discuss the outlook for the following quarter and fiscal year. To participate, tune into the webcast at www.creo.com. An audio replay will be available; one hour after the call until May 8, 2001 at 7 p.m. Eastern Time. For replay dial 1-800-633-8284 or 1-800-558-5253, access code 18321850 except in Toronto dial 416-626-4100, access code 17704013. A Web replay will also be available at www.creo.com. A detailed share calculation for the second fiscal quarter is available on www.creo.com or by contacting the Investor Relations team.

ABOUT CREO

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com.

©2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

###

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

Creo Products Inc.
Statements of Adjusted Earnings
(In millions of U.S. dollars except per share amounts) (unaudited)
	Three months ended		Six months ended
	March 31 2001	December 31 2000	March 31 2001

Revenue	$172.9	$170.4	$343.3
Cost of sales	96.7	99.1	195.8
Gross profit	76.2	71.3	147.5
Research and development, net	17.7	14.9	32.6
Sales and marketing	25.1	21.6	46.7
General and administration	20.0	20.5	40.5
Other (income) expense	(2.0)	2.8	0.8
Adjusted operating income	15.4	11.5	26.9
Income tax expense	(4.3)	(3.2)	(7.5)
Adjusted net operating income	11.1	8.3	19.4
Cash tax recovery from the amortization of intellectual property	1.7	1.7	3.4
Adjusted earnings	$12.8	$10.0	$22.8
Adjusted earnings per share - basic	$0.26	$0.21	$0.47
Adjusted earnings per share - diluted	$0.25	$0.20	$0.45

Reconciliation to Canadian GAAP earnings
Adjusted earnings	12.8	10.0	22.8
Business integration costs	(5.2)	(6.7)	(11.9)
Goodwill and other intangible assets amortization	(18.0)	(19.2)	(37.2)
Tax related to reconciling items	0.5	2.2	2.7
Loss under Canadian GAAP	$(9.9)	$(13.7)	$(23.6)

Loss per share - Basic, Canadian GAAP	$(0.20)	$(0.29)	$(0.49)
Loss per share - Basic, U.S. GAAP	$(0.18)	$(0.25)	$(0.44)
Loss per share - Diluted, Canadian GAAP	$(0.20)	$(0.29)	$(0.49)
Loss per share - Diluted, U.S. GAAP	$(0.18)	$(0.25)	$(0.44)

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)

Three months ended March 31		Six months ended March 31
2001	2000	2001	2000
(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue

Product	$121,054	$52,702	$239,320	$97,571
Service	39,554	10,582	79,542	19,834
Consumables	12,311	-	24,475	-
	172,919	63,284	343,337	117,405
Cost of sales	96,713	33,727	195,774	62,044
	76,206	29,557	147,563	55,361

Research and development, net	17,716	6,423	32,653	12,360
Sales and marketing	25,073	9,145	46,701	18,279
General and administration	20,026	3,495	40,545	6,390
Other (income) expense	(1,973)	(1,319)	826	(2,114)
Operating income before undernoted items	15,364	11,813	26,838	20,446
Business integration costs	5,152	-	11,824	-
Goodwill and other intangible assets amortization	17,972	-	37,163	-
Earnings (loss) before income taxes	(7,760)	11,813	(22,149)	20,446
Income tax expense	2,126	4,683	1,410	8,090
Net earnings (loss)	$(9,886)	$7,130	$(23,559)	$12,356

Earnings (loss) per common share
- Basic, Canadian GAAP	$(0.20)	$0.22	$(0.49)	$0.38
- Basic, U.S. GAAP	$(0.18)	$0.22	$(0.44)	$0.38
- Diluted, Canadian GAAP	$(0.20)	$0.20	$(0.49)	$0.35
- Diluted, U.S. GAAP	$(0.18)	$0.20	$(0.44)	$0.35

Retained earnings, beginning of period	$6,651	$26,980	$20,324	$21,754
Net earnings (loss)	(9,886)	7,130	(23,559)	12,356
Retained earnings (deficit), end of period	$(3,235)	$34,110	$(3,235)	$34,110

Creo Products Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

March 31	December 31	September 30
2001	2000	2000
(unaudited)	(unaudited)	(audited)

Assets
Current assets	$64,654	$50,468	$45,359
Cash and cash equivalents	155,913	171,649	177,822
Accounts receivable	38,328	39,280	42,353
Other receivables	110,126	124,131	141,021
Inventories	26,171	21,099	23,492
Future income taxes	395,192	406,627	430,047
	70,470	70,470	45,000
Investments	110,889	111,388	107,280
Capital assets, net	304,930	322,349	338,055
Goodwill and other intangible assets, net	23,135	24,331	22,284
Other assets	18,493	20,151	10,534
Future income taxes	$923,109	$955,316	$953,200

Liabilities

Current liabilities	$18,349	$20,044	$19,216
Short-term debt	67,826	83,084	94,784
Accounts payable	59,470	64,948	61,503
Accrued and other liabilities	20,005	8,350	6,424
Income taxes payable	53,551	58,523	61,677
Deferred revenue and credits	219,201	234,949	243,604
	14,839	23,021	22,986
Future income taxes	234,040	257,970	266,590

Shareholders' Equity
	689,804	686,792	664,160
Share capital	2,060	2,060	2,126
Contributed surplus	440	1,843	-
Cumulative translation adjustment	(3,235)	6,651	20,324
Retained earnings (deficit)	689,069	697,346	686,610
Total shareholders' equity	$923,109	$955,316	$953,200

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: May 8, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary